UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

[Free Translation]

BANCO SANTANDER (BRASIL) S.A.

Publicly Held Company

CNPJ/MF No. 90.400.888/0001-42

NIRE 35.300.332.067

MINUTES OF THE MEETING OF the BOARD OF DIRECTORS

HELD ON FEBRUARY 21, 2011

DATE, TIME AND PLACE:

February 21, 2011, at 10:45am, at the headquarters of Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”).

ATTENDANCE:

Attended the meeting the totality of the members of the Board of Directors of the Company, namely: Mr. Fabio Colletti Barbosa – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez – Vice Chairman of the Board of Directors; Messrs. José de Menezes Berenguer Neto, José de Paiva Ferreira, Celso Clemente Giacometti, José Roberto Mendonça de Barros and Viviane Senna Lalli – Board Members. The Board members, Messrs. José Antonio Alvarez Alvarez e José Manuel Tejón Borrajo, also attended the meeting, but via telephone conference, according to the provisions of paragraph 4 of article 16 of the Bylaws of the Company. Messrs. Carlos Alberto López Galan, Gilberto Duarte de Abreu Filho and Hélio Flausino Gonçalves also attended the meeting.

CALL NOTICE:

The meeting was called in accordance with Article 16 of the Bylaws of the Company.

BOARD:

Presiding the board, with due regard to Article 18, I, of the Bylaws of the Company, the Chairman of the Board of Directors, Mr. Fabio Colletti Barbosa, who invited Mr. Marco Antônio Martins de Araújo Filho, Officer of the Company, to act as Secretary.

AGENDA:

Review, discuss and resolve upon the proposal submitted by the Executive Office, as duly approved in the Executive Office meeting held on the date hereof at 10:00 am, which also relies on the favorable opinion of the Audit Committee (Comitê de Auditoria), according to resolutions of the Audit Committee meeting held on the date hereof at 10:30 am, with respect to the main terms and conditions of the proposed restructuring of insurance operations of Santander Brasil (the “Bancassurance Strategic Transaction”), by means of (i) the sale of the totality of the outstanding shares of the capital stock of Santander Seguros S.A. (“Santander Seguros”), and, indirectly, of Santander Brasil Seguros S.A. (“Santander Brasil Seguros” and, together with Santander Seguros, “Insurance Companies”), to a holding company headquartered in Spain (“HoldCo”), to be initially held, directly or indirectly, by Santander, S.A. (“Santander Spain”) and which shall be the vehicle of a strategic joint venture between Santander Spain and Zurich Financial Services Ltd. (“Zurich”) involving all of the casualty, life and private pension insurance companies of Santander Spain throughout Latin America, in which Santander Spain shall hold a forty nine percent (49%) equity interest and Zurich shall hold the remaining fifty one percent (51%), and (ii) the execution of distribution agreements, with Santander Brasil, for a 25-

[Free Translation]

year term, through which the Insurance Companies shall be granted exclusive access to the distribution channels of Santander Brasil, it being understood that Santander Capitalização S.A. (“Santander Capitalização”) and Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros, shall not be included in the Bancassurance Strategic Transaction. Additionally, it shall be contractually agreed that the Bank shall remain the sole responsible for, and the only beneficiary of, all of the assets, liabilities, rights and obligations related to the Fundo Garantidor de Benefício – FGB portfolio (“FGB Portfolio”).

RESOLUTIONS:

Initially, all of the members of the Board of Directors have approved that the minutes of the meeting should be draw up as a summary. It was further approved, the publication of the minutes of the meeting as a summary, omitting the Board members’ signatures.

Forthwith, resolving upon the items of the Agenda, after reviewing and discussing the foregoing matters, and based on the documents submitted to the members of the Board of Directors, which were duly identified as ancillary documents to this meeting (“Ancillary Documents”), and shall be filed at Santander Brasil’s headquarters, the Board of Directors approved, without restrictions, under the terms of Article 17, XIX, of the Bylaws of the Company, with the abstention of Messrs. Marcial Angel Portela, José Antonio Alvarez Alvarez and José Manuel Tejón Borrajo, who have declared themselves impaired to vote for having had or currently having an executive role in Santander Spain, the main terms and conditions of the Bancassurance Strategic Transaction, according the Ancillary Documents, which shall have the following characteristics: (i) purpose: sale of one hundred percent (100%) of the outstanding shares of the capital stock of Santander Seguros (which implies the indirect sale of one hundred percent (100%) of the outstanding shares of the capital stock of Santander Brasil Seguros) to HoldCo, which shall be the vehicle of a strategic joint venture between Santander Spain and Zurich involving all of the casualty, life and private pension insurance companies of Santander Spain throughout Latin America, in which Santander Spain shall hold a forty nine percent (49%) equity interest and Zurich shall hold the remaining fifty one percent (51%); (ii) excluded assets: Santander Capitalização and FGB Portfolio; (iii) reference price: R$ 3,167 million, subject to the following adjustments: (i) reduced by the amount of Santander Capitalização Net Equity, as soon as Santander Seguros’ spin-off has occurred; (ii) increased or reduced, according to the variations between January 1, 2011 and the closing date of Santander Seguros’ Net Tangible Asset (Shareholders’ Equity less Intangible Assets) which exceeds R$ 285 million (which amount shall be duly allocated per month); and (iii) increased by R$ 11.9 million per month, as from January 1, 2011 until the closing date of the transaction to be paid by HoldCo; (iv) payment conditions: cash, in Brazilian currency, at closing of the transaction (subject to certain precedent conditions); (v) distribution agreement: (v.1) exclusivity in the marketing of insurance products, except for auto insurance; (v.2) 25-year term; and (v.3) fees similar to the fees currently paid by the Insurance Companies to Santander Brasil. The Bancassurance Strategic Transaction is primarily based on Santander Brasil’s interest in focusing its operations in its core business and, at the same time, benefitting from a bancassurance relationship with the Insurance Companies, under the control of one of the main global insurance groups, with certified experience and knowledge in the development of products. Moreover, the Bancassurance Strategic Transaction will allow Santander Brasil to realize a significant value and to focus on activities that currently offer a more attractive financial return vis-à-vis the risks associated therewith, strengthening its capital structure for purposes of “Basel III”. The actual completion of the Bancassurance Strategic Transaction shall be subject to the negotiation and execution of the definitive agreements and obtaining of the necessary regulatory approvals, including the approval of Superintendência de

[Free Translation]

Seguros Privados – SUSEP (Brazilian insurance regulator), it being understood that, once the definitive documents are in execution form, the Executive Office shall submit the final terms to the Audit Committee (Comitê de Auditoria) and the Board of Directors of Santander Brasil. The Executive Office of Santander Brasil is hereby (i)  instructed to take the necessary measures to disclose the respective “Material Fact”, for purposes of announcing the resolutions herein undertaken to the public and (ii) authorized to negotiate the documents related to the Bancassurance Strategic Transaction, including the Term Sheet.

CLOSING:

There being no further matters to discuss, the meeting was adjourned to draw up the minutes, which after having been approved was signed by all of the members of the Board of Directors present and by the Secretary. São Paulo, February 21, 2011. Members Present: Mr. Fabio Colletti Barbosa – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez – Vice Chairman of the Board of Directors; Messrs. José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo, José de Menezes Berenguer Neto, José de Paiva Ferreira, Celso Clemente Giacometti, José Roberto Mendonça de Barros and Viviane Senna Lalli – Board Members. Marco Antônio Martins de Araújo Filho – Secretary.

I certify that these minutes are a true copy of the original minutes drawn up in the Book of Minutes of Meetings of the Board of Directors of the Company.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 22, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer